Henkel

A Brand like a Friend

RECEIVED

2004 APR 29 A 11: 19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04024737

SUPPL

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com

Ihre Nachricht / your message

Datum 2004-04-23

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's press release: "Henkel shows its qualities online".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn

H. Nicolas

5/3

Encl.

VCmail
23.04.2004 15:06
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Release: "Quality from Henkel now just a click away: www.quality-from-henkel.com is online - Henkel shows its qualities online"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Quality from Henkel now just a click away: www.quality-from-henkel.com is online - Henkel shows its qualities online", which we just distributed to the media.

With my very best regards

Ernst Primosch

Press release

Quality from Henkel now just a click away: www.quality-from-henkel.com is online

Henkel shows its qualities online

Brands & Technologies exhibiting 'Quality from Henkel' are enjoying success throughout the world. But what is 'Quality from Henkel'? What sets it apart? What lies behind it? The new website http://www.quality-from-henkel.com provides the answers.

Düsseldorf – "Bound by good reputation." Because Henkel has a certain standards to uphold, it has launched a quality offensive headlined under the slogan 'Quality from Henkel'. "This strapline will be prominent in the ads and TV commercials for our brandname products, underlining our commitment to quality," explains Ernst Primosch, Head of Henkel's Corporate Communications. "The website is thus a logical extension to our quality commitment."

The Internet offering contains numerous quality-based stories illustrating what the company

means by 'Henkel Quality'. Short articles and longer essays describe how 'Quality from Henkel' meets the needs and expectations of consumers, how it helps trade and industry customers achieve their targets and market successes, how quality is created by the company's employees and, in particular, why users can rely on the company keeping its quality promise.

The website also makes it clear with illustrative examples that 'Quality from Henkel' does not stop at Henkel's Brands & Technologies but rather carries through into its daily business activities as a principle firmly anchored in Henkel's responsibilities to the world in which it operates.

Advice, helpful suggestions and tips round off the website content - because 'Quality from Henkel' also means that Henkel will look into consumers' questions and problems on an individual basis, and seek and provide answers and solutions wherever this is possible.

http://www.quality-from-henkel.com unites for the first time all the online advisory services already established within the Henkel world, pooling them within this single site. Whether it's about how to remove stubborn stains, care symbol explanations, the ABC of Adhesives or an applications finder for the Technologies segment, all these advisory tools are just a mouse click away. And there is also a link to the Henkel recruitment service, the database for online applications.

The new site was created by Henkel Corporate Communications in conjunction with the agency Schwarz KEG of Fürstenfeld, Austria.

The quality site is available at: http://www.quality-from-henkel.com

The German site is available at: http://www.qualitaet-von-henkel.de

“Henkel - A Brand like a Friend”. Henkel is a leader with brands and branded technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2003 the Henkel Group generated sales of 9.436 billion euros and an operating profit (EBIT) of 706 million euros. 50,000 employees work for the Henkel Group worldwide. People in 125 countries around the world trust in brands and branded technologies from Henkel.

April 23, 2004

Contact:
Henkel Group
Corporate Communications

Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-2484
email: press@henkel.com
press.henkel.com

Lars Witteck
Phone: +49-211-797-2606
Fax: +49-211-798-9208

Pressemitteilung

We distributed this information to MC 1 - 3 world

—

Henkel

A Brand like a Friend

RECEIVED

2004 APR 29 A 11:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com

Ihre Nachricht / your message

Datum

2004-04-23

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's press release: "Dividend increased – Annual General Meeting of Henkel KGaA".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,
Henkel KGaA

T. Kuehn H. Nicolas

Encl.

Henkel
A Brand like a Friend

VCmail
19.04.2004 13:45
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Release: "Dividend increased - Annual General Meeting of Henkel KGgA"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Annual General Meeting of Henkel KGgA", which we just distributed to the media.

With my very best regards

Ernst Primosch

Press release

Dividend increased

Annual General Meeting of Henkel KGaA

Düsseldorf – Around 3,000 shareholders were provided with a comprehensive overview of the business performance of the Henkel Group in fiscal 2003 at today's Annual General Meeting of Henkel KGaA in Düsseldorf, Germany.

"Fiscal 2003 was both a successful and an eventful year for the Henkel Group," said Prof. Dr. Ulrich Lehner, President and CEO of the Henkel Group. "Our shareholders benefit from our success achieved, since we offer them a dividend that is actually higher than that of the previous year."

Resolution on the appropriation of profit

The Annual General Meeting approved a dividend of 1.14 euro per ordinary share and 1.20 euro per preferred share. The payout thus exceeds that of the previous year.

Resolution to authorize the purchase of the Company's own shares ("treasury stock")

The Annual General Meeting authorized Henkel KGaA's personally liable partners to acquire ordinary and preferred shares of the Company, subject to a maximum aggregate holding of 10 percent of the Company's capital stock.

Elections to the Shareholders' Committee

The term of office of the Shareholders' Committee came to an end with the close of this year's Annual General Meeting. All the members of the Shareholders' Committee, namely Dr. Paul Achleitner, Stefan Hamelmann, Dr. h.c. Ulrich Hartmann, Christoph Henkel, Dr. Jürgen Manchot, Burkhard Schmidt, Konstantin von Unger, Karl Vuursteen, Dr. Hans-Dietrich Winkhaus and Albrecht Woeste, were formally re-elected.

Adaptation of the articles of association to the corporate governance principles of the Company

With the advent of the German Corporate Governance Code, the articles of association were adapted to the corporate governance principles of the Company. At the same time, the provisions under the headings 'Object of the Corporation', 'Announcements' and 'Creation of Reserves and Use of Profits' were restated and updated.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2003 the Henkel Group generated sales of 9.436 billion euros and an operating profit (EBIT) of 706 million euros. 50,000 employees work for the Henkel Group worldwide. People in 125 countries around the world trust in brands and technologies from Henkel.

April 19, 2004

update these forward-looking statements.

Contact:
Henkel Group
Corporate Communications

Ernst Primosch		Lars Witteck	
Phone:	+49-211-797-3533	Phone:	+49-211-797-2606
Fax:	+49-211-798-2484	Fax:	+49-211-798-9208
email:	press@henkel.com		
	press.henkel.com		

Pressemitteilung

We distributed this information to MC 1 - 3 world